Exhibit 4.4

AMENDMENT NO. 1 TO THE

AKEBIA THERAPEUTICS, INC.

2014 INCENTIVE PLAN

This Amendment No. 1 to the Akebia Therapeutics, Inc. 2014 Incentive Plan (the “Akebia Equity Plan”) is adopted by the Board of Directors (“Board”) of Akebia Therapeutics. Inc., a Delaware corporation (the “Corporation”), on December 11, 2018.

WHEREAS, the Board desires to amend the Akebia Equity Plan as set forth herein to provide that, among other things, certain substitute awards and shares available under certain pre-existing plans of a company that merges with the Corporation or a subsidiary of the Corporation will not be counted against the Share Pool (as defined in the Akebia Equity Plan); and

WHEREAS, the Board has authority to make such amendment.

NOW, THEREFORE, BE IT:

RESOLVED, that the Akebia Equity Plan be and hereby is amended as follows:

1.	Immediately after Section 4(c) of the Akebia Equity Plan, the following new Section 4(d) shall be inserted:

“Substitute Awards. In connection with an entity’s merger or consolidation with the Company or any subsidiary of the Company or the Company’s acquisition, or any subsidiary of the Company’s acquisition, of an entity’s property or stock, the Administrator may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Share Pool (nor shall shares of Stock subject to a Substitute Award be added to the shares of Stock available for Awards under the Plan as provided above), except that shares of Stock acquired by exercise of substitute ISOs will count against the maximum number of shares of Stock that may be issued pursuant to the exercise of ISOs under the Plan. Additionally, in the event that a company acquired by the Company or any subsidiary of the Company or with which the Company or any subsidiary of the Company combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or directors of the Board prior to such acquisition or combination.”

2.	Immediately after the definition of “Stock Unit” in Exhibit A to the Akebia Equity Plan, the following new definition shall be inserted:

“Substitute Awards” shall mean Awards granted or shares of Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any of its subsidiaries or with which the Company or any of its subsidiaries combines.”